Exhibit 12

TELEPHONE AND DATA SYSTEMS, INC.

RATIOS OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,
	2006	2005
	(Dollars in Thousands)
EARNINGS:
Income before income taxes and minority interest	$392,617	$229,378
Add (deduct):
Earnings on equity method investments	(42,296)	(32,942)
Distributions from unconsolidated entities	37,399	28,210
Minority interests in pre-tax income of subsidiaries that do not have fixed charges	(5,668)	(4,161)
	$382,052	$220,485
Add fixed charges:
Consolidated interest expense	117,820	106,388
Interest portion (1/3) of consolidated rent expense	20,074	16,899
	$519,946	$343,772

FIXED CHARGES:
Consolidated interest expense	$117,820	$106,388
Interest portion (1/3) of consolidated rent expense	20,074	16,899
	$137,894	$123,287

RATIO OF EARNINGS TO FIXED CHARGES	3.77	2.79

Tax-effected preferred dividends	$173	$171
Fixed charges	137,894	123,287
Fixed charges and preferred dividends	$138,067	$123,458

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	3.77	2.78